Exhibit 19.1

Exhibit 19.1 Insider Trading Policy

Policy Statement

All VanEck employees are prohibited from trading, either personally or on behalf of others, including client accounts, based on knowledge of material non-public information (“MNPI”) and are also prohibited from communicating MNPI to others in violation of the law. This conduct is referred to as “insider trading”. Any instances or questions regarding possible inside information must be immediately brought to the attention of the CCO, and any violations of the Firm’s policy will result in disciplinary action and/or termination.

Background / Regulatory Requirements

Investment advisers are obligated to enact anti-insider trading policies and procedures pursuant to Section 204A of the Advisers Act. Under Section 204A, every registered investment adviser “shall establish, maintain, and enforce written policies and procedures reasonably designed, taking into consideration the nature of such investment adviser’s business, to prevent the misuse of material non-public information in violation of the Advisers Act or the Exchange Act, or the rules or regulations thereunder, of material, nonpublic information by such investment adviser or any person associated with such investment adviser.”

The rule prohibits the purchase or sale of a company’s securities while in possession of MNPI about that issuer. The rule also prohibits the disclosure and/or discussion of MNPI in any way (“tipping”).

In addition to Section 204A Rule, there are other federal statues which prohibit insider trading.

Definitions

For purposes of the following section:

“Material information” is information for which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company’s securities.

Material information often relates to a company’s financial results and operations, including, for example, dividend changes, earnings results, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidity problems, and extraordinary management developments.

Material information does not have to relate only to a company’s business. Information about a significant order to purchase or sell securities or the portfolio holdings of any Fund may, in certain situations, be material. Pre-publication information regarding reports to be published in the financial press also may be material.

“Non-public” information is information which has not been disseminated broadly to investors in the marketplace, e.g., by publication in the newspapers or other media or if it has been subject of a press release. When information is communicated through rumors or other unofficial statements in the marketplace, such information remains non-public.

Procedure

The following procedures have been adopted to prevent insider trading and assist employees in avoiding misuse of material non-public information.

Identifying Inside Information

Before executing any trade for yourself or others, including client accounts, you must determine whether you have access to material, non-public information, ask yourself the following questions:

i.	Is this information that an investor could consider important in making his or her investment decisions? Is this information that could substantially affect the market price of the securities if generally disclosed?

ii.	To whom has this information been provided? Has the information been effectively communicated to the marketplace by being published in The Financial Times, Reuters, The Wall Street Journal or other publications, including online publications, of general circulation?

If you believe that you possess material, non-public information, you should immediately take the following steps:

•	Report the information and proposed trade immediately to the CCO.

•	Do not purchase or sell the securities on behalf of yourself or others, including client accounts.

•	Do not communicate the information inside or outside VanEck, other than to the CCO.

•	After the CCO has reviewed the issue, he or she will determine whether the information is material and non-public and, if so, what action should be taken.

You should consult with the CCO before taking any action or engaging in any transaction. This degree of caution will protect you, VanEck and VanEck’s clients.

Contacts with Public Companies

Contacts with public companies represent an important part of the Firm’s research efforts. VanEck may make investment decisions based on conclusions formed through such contacts and analysis of publicly available information.

Difficult legal issues can arise, however, when, in the course of these contacts, an employee of VanEck becomes aware of material, nonpublic information. This could happen, for example, if a company’s Chief Financial Officer prematurely discloses quarterly results to an analyst, or an investor relations representative makes a selective disclosure of adverse news to a handful of investors. If this information then is communicated to other VanEck employees prior to it becoming public information, it is possible that transactions in client accounts could be executed based, in part, on this information. To protect yourself and the Firm, you should contact the CCO immediately if you believe that you may have received material, non-public information.

Tender Offers

Tender offers represent a particular concern under the laws governing insider trading for two reasons: First, tender offer activity often produces extraordinary gyrations in the price of the target company’s securities. Trading during this time period is more likely to attract regulatory attention (and produces a disproportionate percentage of insider trading cases), second, the SEC has adopted a rule which expressly forbids trading and “tipping” while in possession of material, nonpublic information regarding a tender offer received from the tender offeror, the target company or anyone acting on behalf of either. VanEck personnel should exercise particular caution any time they become aware of nonpublic information relating to a tender offer.

Investment Information Related to our Proprietary Funds and Private Accounts

In the course of employment, employees may learn about the current or pending investment activities of our proprietary and sub-advised registered and unregistered funds and private clients (e.g. actual or pending purchases and sales of securities). Using or sharing this information other than in connection with the investment of client accounts is considered acting on inside information and therefore prohibited. The boards of mutual funds (proprietary and sub-advised) have adopted Portfolio Holdings Disclosure Policies to prevent the misuse of material non-public information relating to the funds and to ensure all shareholders of the funds have equal access to portfolio holdings information. In that regard, employees must follow the funds’ policy on disclosure of non-public portfolio holdings information unless disclosure is specifically permitted under other sharing of investment-related information.

Wall Crossing

VanEck employees are sometimes approached by third parties (including prime brokers) that wish to solicit VanEck’s participation in a private offering of securities of a publicly traded company. Such offerings often occur in connection with the anticipated and previously undisclosed merger or acquisition of a publicly traded company or other events which are not generally known to the public. In the event that any such solicitation is made, the contacted employee must immediately make it clear to the third party that the employee is not interested in learning the name of the publicly traded company or other details of the proposed transaction and the employee must refer the third party to the CCO immediately.

Pre-approval by the CCO or designee is required before VanEck may receive MNPI and cross another company’s ethical wall. To the extent possible, the agreement to receive MNPI should be made in writing and should clearly define the date and time when such information will be or is expected to be made public. Where time is of the essence and pre-approval cannot be obtained, a portfolio manager may commit VanEck to cross a portfolio company’s information barrier so long as he or she immediately notifies the CCO or designee. Upon receiving notification that an employee of VanEck received MNPI, the CCO or designee will immediately restrict trading activity in the relevant issuer, for client and personal account, until a public announcement containing the inside information has been released.

Employees must always consult with the CCO or designee if they are unsure whether the information received is MNPI.

Restricted List

VanEck maintains a Restricted List of companies about which a determination has been made that it is prudent to restrict trading activity. The reasons for placing a company on the Restricted List may include but are not limited to (1) restricting any activity related to market sounding or when an employee comes into possession of material non-public information; (2) preventing Van Eck from acquiring shares of a company where the Firm may have a filing obligation; (3) buttressing an information barrier by preventing any appearance of impropriety in connection with trading decisions or recommendations and (4) preventing the use or appearance of the use of inside information. As a general rule, trades will not be allowed for client accounts, or for the personal accounts of employees, in the securities of a company appearing on the Restricted List, except with approval of the CCO or designee. Similarly, any determination to remove a company from the Restricted List must be approved by the CCO or designee.

VanEck does not distribute the Restricted List to its employees. The Compliance Department maintains the Restricted List and restricts trading activity in either Firm’s portfolio compliance system; and/or in the Firm’s employee personal trading system, as applicable. The Compliance Department also reviews the Restricted List on a periodic basis and determines whether any restrictions should be lifted.

Supervisory Procedures

VanEck has implemented the following practices to facilitate employee understanding and awareness of the Firm’s policies and procedures with regard to insider trading.

•	The Compliance Department will provide a copy of this policy to all employees during their initial compliance orientation. Any amendments to this policy will be highlighted and distributed to ensure that all employees are informed of any such changes.
•	The Compliance Department provides periodic training to ensure that employees understand this policy and the rules and regulations against insider trading.
•	The Firm requires its employees to certify compliance with this policy in writing on a semi- annual basis.

Penalties

Penalties for trading on or communicating material non-public information are severe, both for individuals involved in such unlawful conduct and their employers. A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation. Penalties include: civil injunctions, treble damages, disgorgement of profits, jail sentences, fines for the person who committed the violation of up to three times, the profit gained or loss avoided, whether or not the person actually benefited, and fines for the employer or other controlling person of up to the greater of $1,000,000 or three times the amount of the profit gained or loss avoided.

Reporting of Violations

Any person who violates this Insider Trading Policy or any federal or state law governing insider trading or tipping, or who knows of or reasonably suspects any such violation by another person, should report the matter immediately to the CCO. Failure to do so could result in disciplinary action up to and including termination of employment.